Exhibit 99.1

Resolution of the Board of Directors

On January 17, 2012, the Board of Directors of POSCO resolved on the following:

Agenda 1: Annual General Meeting of Shareholders (the “General Meeting”)

1. Resolution Date: January 17, 2012

2. Proposed Date of the General Meeting: 9:00 A.M., March 16, 2012 (Seoul Time)

3. Proposed Place of the General Meeting: Art Hall, POSCO Center, 892 Daechi4-Dong, Gangnam-gu, 135-777 Seoul, Korea

4. Agenda for the Proposed General Meeting: Election of the Inside Director

(Other Agenda for the General Meeting will be resolved in the Board of Directors’ meeting in February, 2012)

The Board of Directors resolved to propose at the General Meeting Mr. Chung, Joon Yang to be appointed as an Inside Director of POSCO pursuant to Article 382 of the Korean Commercial Code and Article 28 of the Articles of Incorporation of POSCO.

☐	Candidate (Other Candidates for the Directors will be resolved in the Board of Directors’ meeting in February, 2012.)

	Date of Birth	Major Experience	Transactions with POSCO over the Last Three Years	Relationship with the Largest Shareholder	Term
Name	Recommended By
Chung, Joon-Yang *CEO Candidate	February 3, 1948	• Chief Executive Officer • President and Representative Director • Senior Executive Vice President	None	None	3 Years
Board of Directors

Agenda 2: Dividend Payment

Year-End Cash Dividends per Share (KRW)	7,500
Dividend Payout Ratio (%)	1.91
Record Date	December 31, 2011
Proposed Dividend Payment Date	March 28, 2012
Total Annual Dividend (KRW)	579,333,330,000
Annual Dividend per Share (KRW)	10,000
— Year-End Dividend (KRW)	7,500
— Interim Dividend (KRW)	2,500

Agenda 3: Share Purchase Agreement between POSCO and Roy Hill Holdings Pty., Ltd.

The Board of Directors resolved to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (the “Company”), which amounts to approximately KRW 1,779 billion. POSCO will own a total of 15% of the total issued and outstanding shares of the Company, including exercise of previously acquired 3.75% equity conversion right.

Agenda 4: Contribution to POSCO Educational Foundation

The Board of Directors resolved to contribute an aggregate amount of KRW 24,100,000,000 to POSCO Educational Foundation from March, 2012 to February, 2014 as follows:

(i)	2012: March (KRW 365,000,000), June (KRW 8,767,000,000), September (KRW 4,782,000,000)

(ii)	2013: February (KRW 8,952,000,000)

(iii)	2014: February (KRW 1,234,000,000)

Agenda 5: Contribution to POSCO Employee Welfare Fund

The Board of Directors resolved to contribute an aggregate amount of KRW 59,100,000,000 to POSCO Employee Welfare Fund in February, 2012 and August, 2012.

Agenda 6: Participation in a Capital Increase of POSTECH VENTURE CAPITAL CORPORATION

The Board of Directors resolved to participate in a capital increase of KRW 70,000,000,000 in POSTECH VENTURE CAPITAL CORPORATION, a domestic affiliate of POSCO, on January 30, 2012. Such participation date may later be adjusted.